

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2019

Richard A. Barasch
Chief Executive Officer
DFB Healthcare Acquisitions Corp.
780 Third Avenue
New York, NY 10017

> **Re: DFB Healthcare Acquisitions Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2019**
> **File No. 001-38399**

Dear Mr. Barasch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement Filed August 19, 2019

General

1.   Please include a form of proxy card. See Rule 14a-6(a) of Regulation 14A.

2.   Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed for the shares issued as consideration in the Business Combination and state the facts relied upon to make the exemption available.

Summary Term Sheet
Merger Agreement; Business Combination, page 1

3.   Please disclose in this section the total dollar amount of consideration for the Business Combination.

What are the U.S. federal income tax consequences . . ., page 19

4.   Please disclose here and under Certain United States Federal Income Tax Considerations the federal income tax consequences to stockholders that do not exercise their redemption rights and instead participate in the Business Combination.

Risk Factors
There can be no assurance that our Common Stock will be approved for listing on Nasdaq . . ., page 61

5.   Please describe in greater detail the Nasdaq requirements you need to meet in order to list your shares of common stock and clarify why there is a risk that Nasdaq will not approve your shares for listing.

Unaudited Pro Forma Condensed Combined Financial Information of DFB
Unaudited Pro Forma condensed Combined Statement of Operations, page 80

6.   For each period presented, please provide the historical basic and diluted per share data together with the number of shares used to compute per share data of DFB to comply with Rule 11-02(b)(7) of Regulation S-X.

Note 1 – Description of the Business Combination, page 82

7.   We note you present sources and uses of cash for both the minimum and maximum redemption scenarios on page 84. Please clarify how these minimum and maximum levels were determined in presenting a range of possible results and disclose how you determined the amounts for each item presented as uses of cash under each scenario. For example, explain how you determined debt repayments are expected to total $200 million under the minimum redemption scenario and $150 million under the maximum redemption scenario. Refer to Rule 11-02(b)(6) of Regulation S-X.

Note 3 - Reclassifications and Adjustments to Historical Information of AdaptHealth
(a) Pro forma financial statement of operations of AdaptHealth, page 86

8.   We note caption (4) at page 87 indicates that you have recorded the $21.2 million pro forma adjustment to interest expense as if the 2019 Recapitalization took place on January 1, 2018. Please expand your disclosure to clearly explain how the adjustment was calculated and tell us how the 2019 Recapitalization is directly attributable to the merger transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

Note 4 – Pro Forma Adjustments, page 88

9.   Please revise note c) on page 89 to disclose the significant assumptions and tax rate used to calculate the amount of deferred taxes. In addition, disclose, the amount of

valuation allowance included, if any and describe how it was determined. Refer to Rule 11-02(b)(6) of Regulation S-X.

10.   Note e) describes the assumptions used to determine the $12 million adjustment related to the tax receivable agreements and the exchange agreement liability. Please further clarify how the $12 million is calculated and explain how the maximum redemption scenario results in the reduction of the adjustment to $6 million. Refer to Rule 11-02(b)(6) of Regulation S-X.

11.   Please disclose how your tax adjustment was calculated at note k) on page 92. Please also disclose the tax rate used and describe how the rate was determined. Refer to Instruction 7 to paragraph (b) of Rule 11-02 of Regulation S-X.

Comparative Share Information, page 95

12.   Please revise your disclosure to present equivalent pro forma per share information in accordance with the Instruction to Paragraph (b)(10) of Item 14 of Schedule 14A. In addition, tell us why book value per common unit for AdaptHealth is not presented.

Tax Receivable Agreement, page 117

13.   Please disclose the dollar amount of your potential tax receivable agreement payments and the material assumptions relating to such payments.

Approval of Amendments to the Charter to Create the Class A Common Stock . . ., page 137

14.   Please describe any material differences between your currently outstanding shares of common stock and the reclassified shares of Class A common stock. See Item 12(b) of Schedule 14A. Please also clarify whether the Class A and Class B common stock will have the same voting rights.

Certain Anti-Takeover Provisions of our Charter and Bylaws, page 238

15.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum

provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

16.   Please add risk factor disclosure to describe any material risks that the exclusive forum provision may have on stockholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Jason Simon